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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 0-22628

ARCADIS N V (Translation of registrant’s name into English)
Utrechtseweg 68, 6812 AH, Arnhem, The Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARCADIS NV

Utrechtseweg 68

P.O. Box 33

6800 LE  Arnhem

The Netherlands

Tel +31 26 3778 604

Fax +31 26 4438 381

www.arcadis-global.com

PRESS RELEASE

Arnhem, The Netherlands, March 10, 2003

ARCADIS REPORTS FULL YEAR 2002 RESULTS

ARCADIS, the international consultancy and engineering firm, today announced that net operational income in 2002 rose 7% to € 24.9 million or € 1.22 per share. Excluding currency exchange effects, profit growth amounted to 11%. The increase in profits is primarily attributable to margin improvement. In addition, the acquisition in mid-2002 of French-based FC International SA (FCI, 800 employees, annual gross revenues of approximately € 70 million), contributed to profit growth as of the third quarter.

With an increase of 11%, operating income developed very favorably. This was mainly the result of a substantial improvement in the operational margin, which increased from 6.9% to 7.4%. Acquisitions also contributed to the rise in operating income. This was, however, largely offset by the negative effects from declines in the exchange rates of U.S., Brazilian and Chilean currencies. Excluding these currency fluctuations, operating income increased by 16%. With the exception of the Netherlands, all regions, particularly other European countries and South America, contributed to the improvement of results.

For 2002, management proposes to raise the cash dividend to € 0.48 per share, compared to € 0.44 per share for 2001 (+ 9%), leading to a dividend yield of approximately 6%.

Commenting on these results, Harrie Noy, Chairman of the Executive Board said: “Given economic circumstances it is quite positive that ARCADIS has been able to again improve results. This proves that the spread of activities, geographically, in market segments and in client types, provides a solid base for stable profit development. By reducing unprofitable activities and focussing on customers who can appreciate the professionalism and quality of our service offering, we were able to improve margins. This is a great compliment to all the employees who contributed to this achievement.”

Key figures

Amounts in millions of euros unless otherwise stated	4th quarter			Full year
	2002	2001	increase	2002	2001	increase
Gross revenue	226	216	5%	819	797	3%
Operating income	13.3	12.5	6%	42.9	38.8	11%
Net operational income(1)	8.6	8.2	6%	24.9	23.2	7%
Net operational income per share (in €)(2)	0.42	0.40	6%	1.22	1.14	7%

1) Before goodwill amortization and excluding extraordinary items.

2) Both in 2002 and 2001 based on 20.3 million shares outstanding.

Part of a bigger picture.

Fourth quarter

The 5% growth in gross revenues in the 2002 fourth quarter is the result of a positive contribution from acquisitions of 10% (mainly FCI), offset by a negative currency-effect of 5%. Organic growth was negatively impacted by the decline in contracting activities in the Netherlands due to soft conditions in this market and the steps the Company has taken to focuson higher margin segments. Excluding contracting, organic growth amounted to 2%, particularly due to growth in other European countries, Brazil, Chile and to a lesser extent the Dutch consulting units.

Full year results

Gross revenues for full year 2002 rose by 3%. Of this growth, 4% was generated by acquisitions, offset by a negative currency exchange effect of 3%. Organic growth amounted to 2% and was negatively impacted by the decline in 2001 in property valuation activities and the decline in contracting activities, both in the Netherlands. Excluding these factors, organic growth amounted to 4%, with the Company’s activities in Belgium, Spain and South America demonstrating particularly strong growth. The Dutch consulting activities, particularly in rail infrastructure, also contributed to growth, although in the second half of the year circumstances in the municipal consulting market softened. Revenues in the U.S. showed a slight organic decline, as the flattening growth in the infrastructure and environmental fields was not sufficient to compensate for the decline in the Company’s buildings and telecom activities.

Acquisitions and currency exchange rate developments caused a considerable shift in the geographical distribution of revenues in 2002. The contribution of revenues from North and South America declined to 36% (2001: 39%). Another 36% of revenues were generated in the Netherlands (2001: 38%). The largest increase was in other European countries, which represented 22% of revenues (2001: 18%), while 6% of revenues came from other countries (2001: 5%).

Balance sheet and cashflow

Despite the negative impact from currency exchange rate changes on shareholders’ equity, balance sheet ratios remained strong. Because of the steps the Company has taken to reduce working capital requirements, particularly in the fourth quarter, the Company generated a good level of € 46 million in operational cash flow for the year. As a result, net cash (subtracting all interest-baring debt) at year-end 2002 was € 11 million. The return on capital invested (shareholders’ equity + interest-baring debt) amounted to 16.5%.

Market developments

The figures in this section are related to full-year 2002 gross revenues in comparison to 2001, unless otherwise noted.

Infrastructure

With 11% growth, this was the most important growth segment for ARCADIS in 2002. The share of this segment in total revenues increased to 51% (2001: 47%). Growth was aided by the acquisition of FCI. Organic growth amounted to 7%. In the second half of the year organic growth softened, predominantly due to the decline in Dutch contracting activities. In the United States, the investment budgets of the individual states came under pressure, which resulted in a slight organic decline in the fourth quarter. Full-year revenues in both the United States as well as the Dutch consulting activities contributed to growth. In the Netherlands, large infrastructure projects, including the high speed railway line to the south, the Betuwe freight railway line, and the Hanze line, yielded a large amount of work. The main growth, however, came from Belgium, Spain and South America. In Brazil the development of three energy infrastructure projects resulted in strong growth. In Belgium the work related to the Antwerp Beltway provided a strong contribution to revenues. In Spain, work continued on many large scale projects in both road- and rail infrastructure. Due to floodings in the fall of 2002, assignments were won in both Germany and the Czech Republic related to damage repair and consultancy to prevent future problems.

Environment

This segment generated 28% of revenues in 2002 (2001: 29%). Revenues decreased by 1% as a result of exchange rate declines and divestments. Excluding these effects, growth amounted to 5%. This also includes the environmental activities which were added through the acquisition of FCI, which brought the Company a solid position in the French environmental market. Organic growth amounted to 2% and was predominantly generated in the United States, where application of cost effective remediation technologies and our GRIP™ program developed by ARCADIS led to an increase in market share. In addition, the assignments won in early 2002 from the federal government, for the clean-up of military sites contributed to growth.  In Brazil, activities at Hidro Ambiente — which was acquired in mid-2001 — increased considerably, especially through the awards of multinational clients. This customer category was also responsible for solid growth in Belgium and the United Kingdom.

Buildings

After a strong decline in 2001, revenues stabilized in this segment in 2002, due to acquisitions completed during in the year. This segment’s share of total revenues remained level at 13%. Organically, revenues declined 3%. This was predominantly caused by the declines in private sector investments which began in the United States in 2001. In the fourth quarter improved activity levels could be seen in this market, as a result of a number of large assignments which were won in the automotive market. In Belgium and Spain, considerable growth was achieved, although this flattened out during the fourth quarter. In Belgium, ARCADIS benefited from the increased amount of outsourcing by industrial clients, while in Spain the market for building investments was favorable. Demand in the Netherlands declined due to an increase in vacant office space.

Communications

In this segment revenues declined by 18% as a result of which the share in total revenues declined to 8% (2001: 11%). The organic decline amounted to 15% and was caused by declines in telecommunications as well as property valuation activities. At first, telecom activities appeared to stabilize, but the continued poor market climate in that segment caused further declines in the second half of 2002, particularly in the United States. In the Netherlands, telecom revenues remained flat, as a result of the focus on profitable niche projects. The reorganization of property valuation activities was successfully concluded, resulting in a positive contribution from this business. Growth in geographical information systems continued, especially in the Netherlands and Spain.

Strategy

In the middle of 2000 the Company implemented a revised strategy. Core to that strategy is a strengthening of profitable growth in the geograpical markets in which ARCADIS is already active. After more than two years, this strategy has now been evaluated. The main conclusion of this evaluation is that ARCADIS is on track and that the core strategy will remain unchanged. To compensate for the lack of growth in the telecom market new growth initiatives have been identified including a  push to broaden the geographic coverage in rail infrastructure and facility management. For the latter, the joint venture with Aqumen which was set up in 2002, is an important instrument. In addition, a stronger emphasis will be placed on the improvement of the commercial process as well as the development of new products and services, making use of the knowledge and client relationships that ARCADIS has at its disposal.

In light of the current economic circumstances, the Company’s financial goals were also reviewed. This resulted in the following adjusted goals for the mid- to longterm:

•      Gross revenues: average annual growth of 10% or more, half of which will come from organic growth

•      Operational margin: 8% (operating income as a percentage of net revenues)

•      Earnings per share: average annual growth of 10% or more

•      Return on invested capital: 15% or more

These goals are excluding the effects of goodwill amortization and currency exchange rates, while growth levels also depend on the speed with which acquisitions are completed.

Outlook

The continued economic insecurity has forced companies and governments to reduce investments. In addition, the Dutch market sees sluggish assignment patterns among governmental clients. In the infrastructure market, long- term contracts and large projects provide a firm basis for revenues. Although the large rail infrastructure projects have peaked, additional investments in the upgrading of existing rail infrastructure provide new opportunities for which ARCADIS is particularly well qualified. The good position ARCADIS has in the American environmental market continues to offer opportunities for an increase in market share with government clients as well as new client categories such as the metals and mining industries. In addition, growth is expected in less developed environmental markets such as France and Brazil. In the buildings market, signs of a slight recovery are visible in the United States. The trend in companies to outsource more of their non-core activities offers opportunities for facility management. Recovery in the telecom market is not expected to occur this year, so attention remains focussed on niche projects. A new round of property valuations which has commenced in the Netherlands and demand for geographical information systems are expected to positively influence revenues in the communications segment.

The level of coverage of the ARCADIS Pension Fund in the Netherlands at the end of 2002 was above 105%, thereby meeting the requirement of Dutch pension fund authorities for the year. For 2003, the pension premiums for the Dutch operating company are increased by approximately € 6 million. Given the fact that ARCADIS is not unique in this respect, these additional costs will become a component of the billing rates, in so far as this is commercially viable. In addition, earlier concentrations in our Dutch operations, will lead to additional cost savings.

Chairman Harrie L.J. Noy commented: “The long term developments in the markets relevant to ARCADIS offer many opportunities for growth. As a result of our strong positions in important countries in Europe and North and South America, ARCADIS is in a good position to benefit from these conditions. In the short term, economic and political developments will exert pressure on organic growth. By providing more attention to demand from existing clients and well directed initiatives, existing opportunities for growth, such as facility management, will be pursued. In addition, productivity improvements and cost reductions will ensure that margins remain level or improve further. The negative currency exchange rate effect, which is expected to continue in the first half, is not expected to be fully compensated for by growing revenues from acquisitions completed in 2002. Further expansion of activities by way of well-selected acquisitions will continue to be a priority in 2003. In line with our strategy, all these actions are directed at achieving growth in revenues and profit, but in view of the insecurities mentioned, it is not possible at this point to give specific guidance with regard to the 2003 results.”

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results.  Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, ARCADIS NV, *31-26-3778604

E-mail j.slooten@arcadis.nl   Visit us on our website: www.arcadis.nl

— Tables follow —

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR
Amounts x 1 million, except per share amounts and in accordance with NL-GAAP
	Fourth quarter	Fourth quarter	Full year	Full year
	2002	2001	2002	2001
Gross revenue	226.1	215.6	819.1	797.4
Materials, services of third parties	74.6	70.2	241.3	234.0
Net revenue	151.5	145.4	577.8	563.4
Operational cost	134.0	128.9	519.0	509.2
Depreciation	4.2	4.0	15.9	15.4
Operating income	13.3	12.5	42.9	38.8
Financing income/expenses net	(0.8)	(0.7)	(2.2)	(2.6)
Income before taxes	12.5	11.8	40.7	36.2
Taxes	(3.9)	(3.6)	(14.4)	(12.5)
Income after taxes	8.6	8.2	26.3	23.7
Income from non-consolidated companies	0.5	0.2	0.7	0.5
Group income after taxes	9.1	8.4	27.0	24.2
Minority interest	(0.5)	(0.2)	(2.1)	(1.0)
Net income from operations	8.6	8.2	24.9	23.2
Amortization of goodwill	0.0	(0.1)	(0.2)	(0.1)
Extraordinary items after taxes	—	—	—	2.0
Net income	8.6	8.1	24.7	25.1

Net income per share(1)	0.41	0.40	1.21	1.24
Net income from operations per share	0.42	0.40	1.22	1.14
Number of shares outstanding (in thousands)	20,297	20,285	20,297	20,285

1) Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$
Amounts x 1 million, except per share amounts and in accordance with NL-GAAP
	Fourth quarter	Fourth quarter	Full year	Full year
	2002	2001	2002	2001
Gross revenue	226.0	193.0	775.3	713.2
Materials, services of third parties	74.5	62.7	229.1	209.0
Net revenue	151.5	130.3	546.2	504.2
Operational cost	133.8	115.5	490.3	455.7
Depreciation	4.3	3.6	15.1	13.8
Operating income	13.4	11.2	40.8	34.7
Financing income/expenses net	(0.8)	(0.7)	(2.1)	(2.4)
Income before taxes	12.6	10.5	38.7	32.3
Taxes	(4.0)	(3.2)	(13.7)	(11.1)
Income after taxes	8.6	7.3	25.0	21.2
Income from non-consolidated companies	0.5	0.2	0.7	0.5
Group income after taxes	9.1	7.5	25.7	21.7
Minority interest	(0.5)	(0.2)	(2.0)	(0.9)
Net income from operations	8.6	7.3	23.7	20.8
Amortization of goodwill	(0.1)	(0.1)	(0.2)	(0.1)
Extraordinary items after taxes	—	0.0	—	1.7
Net income	8.5	7.2	23.5	22.4
Net income per share(1)	0.42	0.35	1.16	1.10
Net income from operations per share	0.43	0.35	1.17	1.02
Number of shares outstanding (in thousands)	20,297	20,285	20,297	20,285
Dollar exchange rate 1st quarter	EUR 1=		$0.88	$0.92
Dollar exchange rate 2nd quarter	EUR 1=		$0.92	$0.87
Dollar exchange rate 3rd quarter	EUR 1=		$0.98	$0.89
Dollar exchange rate 4th quarter	EUR 1=		$1.00	$0.90

1) Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR
Amounts x 1 million and in accordance with NL-GAAP
	December 31,	December 31,
ASSETS	2002	2001
Fixed assets *)	63.4	51.8
Current assets	280.4	258.2
TOTAL	343.8	310.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	170.6	144.0
Long term debt	27.6	22.0
Provisions	13.5	13.1
Total equity	132.1	130.9
TOTAL	343.8	310.0
*) Including capitalized goodwill	8.3	1.6

CHANGES IN SHAREHOLDERS’ EQUITY IN EUR
Amounts x 1 million and in accordance with NL-GAAP
Shareholders’ equity at January 1, 2002	124.8
Changes:
Net income current year	24.7
Set aside dividend 2002	(9.7)
Stock purchase plans	0.2
Purchase own stock	(3.2)
Exchange rate differences	(11.8)
Shareholders’ equity at December 31, 2002	125.0

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$
Amounts x 1 million and in accordance with NL-GAAP
	December 31, 2002	December 31, 2001
ASSETS
Fixed assets *)	66.5	45.6
Current assets	294.1	227.6
TOTAL	360.6	273.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	179.0	126.9
Long term debt	28.9	19.4
Provisions	14.2	11.5
Total equity	138.5	115.4
TOTAL	360.6	273.2
*) Including capitalized goodwill	8.8	1.5
Calculated with US dollar rate of EUR 1.00 =	$1.05	$0.88

CHANGES IN SHAREHOLDERS’ EQUITY IN US$
Amounts x 1 million and in accordance with NL-GAAP
Shareholders’ equity at January 1, 2002	110.0
Changes:
Net income current year	23.5
Set aside dividend 2002	(10.2)
Stock purchase plans	0.2
Purchase own stock	(3.3)
Exchange rate differences	10.9
Shareholders’ equity at December 31, 2002	131.0

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT IN EUR
Amounts x 1 million and in accordance with NL-GAAP
	Year 2002	Year 2001
Net income	24.7	25.1
Depreciation	16.1	15.5
Gross cash flow	40.8	40.6
Net working capital	4.6	4.4
Other changes	0.4	4.8
Total operational cash flow	45.8	49.7
Investments (net) in:
(In)tangible fixed assets	(13.3)	(13.4)
Purchase own shares	(3.2)	—
Acquisitions/divestments	(14.8)	(0.1)

Total financing activities	(4.9)	(10.8)
Change in cash and equivalents	9.6	25.4

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT IN US$
Amounts x 1 million and in accordance with NL-GAAP
	Year 2002	Year 2001
Net income	23.5	22.3
Depreciation	15.3	13.9
Gross cash flow	38.8	36.2
Net working capital	4.8	3.9
Other changes	0.2	4.2
Total operational cash flow	43.8	44.3
Investments (net) in:
(In)tangible fixed assets	(13.9)	(11.8)
Purchase own shares	(3.2)	—
Acquisitions/divestments	(15.7)	(0.1)

Total financing activities	(1.0)	(10.0)
Change in cash and equivalents	10.0	22.3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcadis N V
(Registrant)
By:	H. L. J. Noy
(Signature)
CEO Arcadis N V

Date: 11 March 2003

* Print the name and title of the signing officer under his signature.